CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AYA GOLD & SILVER INC.
1320 Graham, bureau 132 Ville Mont-Royal, QC, H3P 3C8 Canada
info@ayagoldsilver.com | www.ayagoldsilver.com

GOLD & SILVER

Exhibit 99.33
AYA GOLD & SILVER INC.
1320 Boulevard Graham, bureau 132, Mont-Royal, Québec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com
Exhibit 99.33
Management’s responsibilities over financial reporting
The Condensed Interim Consolidated Financial Statements of Aya Gold & Silver Inc. (the "Corporation" or "Aya") are the
responsibility of the Corporation’s management. The condensed interim consolidated financial statements are prepared in accordance  with International Accounting Standard 34, "Interim Financial Reporting" of the International Accounting
Standards (“IFRS") as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgment based on information currently available.
The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2025	1
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of US dollars - unaudited)

	March 31, 2025	December 31, 2024
	$	$
ASSETS
Current
Cash	18,319	30,944
Accounts receivable	11,645	1,827
Sales taxes receivable	10,199	9,979
Income tax receivable	2,651	3,415
Inventories (Note 4)	27,806	27,389
Deposit in trust (Note 20)	698	695
Prepaid expenses and security deposits	1,950	2,249
Options contracts (Note 16)	-	42
	73,268	76,540
Non-current
Restricted cash (Note 16)	18,257	18,246
Non-refundable deposits to suppliers (Note 5)	2,197	2,787
Deferred tax assets	2,042	3,425
Property, plant, and equipment and mineral property (Note 5)	243,037	231,205
Exploration and evaluation assets (Note 6)	80,152	67,904
TOTAL ASSETS	418,953	400,107
LIABILITIES
Current
Accounts payable and accrued liabilities	55,023	51,351
Current portion of long-term debt (Note 7)	14,286	-
Balance of purchase price payable	1,552	1,483
Income tax payable	341	-
Current portion of lease liabilities	314	282
	71,516	53,116
Non-current
Lease liabilities	1,126	1,121
Long-term debt (Note 7)	81,714	95,517
Asset retirement obligations	3,139	2,872
Deferred tax liabilities	1,760	1,000
TOTAL LIABILITIES	159,255	153,626
EQUITY
Share capital (Note 8)	323,184	323,148
Equity reserves	5,311	(940)
Deficit	(68,802)	(75,732)
	259,693	246,476
Non-controlling interests	5	5
TOTAL EQUITY	259,698	246,481
TOTAL LIABILITIES AND EQUITY	418,953	400,107
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
On behalf of the Board,

Benoit La Salle /s/	Yves Grou /s/
President, CEO, Director	Director

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1 2025	2
Condensed Interim Consolidated Statements of Comprehensive
Income (Loss)
(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

	Three-month periods ended
		March 31,
	2025	2024
	$	$
Revenue from silver sales (Note 11)	33,831	5,077
Cost of sales (Note 12)	23,584	4,741
Gross profit	10,247	336
Expenses
General and administrative (Note 13) (1)	6,919	3,205
Operating income (loss)	3,328	(2,869)
Net finance income (Note 13)	7,336	574

Net income (loss) before income taxes	10,664	(2,295)
Income tax expense	3,734	297

Net income (loss)	6,930	(2,592)
Net income (loss) attributable to
Equity holders of Aya Gold & Silver Inc.	6,930	(2,543)
Non-controlling interests	-	(49)
Net income (loss)	6,930	(2,592)

Other comprehensive income (loss) Items that will subsequently be reclassified to net income: Foreign currency translation adjustment	1,663	(4,974)

Comprehensive income (loss)	8,593	(7,566)

Basic income (loss) per common share (Note 18)	0.05	(0.02)
Diluted income (loss) per common share (Note 18)	0.05	(0.02)
Weighted average number of shares - basic (Note 18)	130,785,386	126,277,806
Weighted average number of shares - diluted (Note 18)	136,646,870	126,277,806
(1) Included in general and administrative is share-based payments expense of $4,044 during the three-month period ended
March 31, 2025 ($1,126 during the three-month period ended March 31, 2024).
For the three-month period ended March 31, 2024, share-based payments expense was previously reported as a separate line item and now has been reclassified into the related functional expense item and therefore has been included in general and administrative (Note 13) for consistency with the current year presentation. This reclassification has no effect on the 2024 period reported net loss.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	3
Condensed Interim Consolidated Statement of Changes in Equity
(Expressed in thousands of US dollars - unaudited)

	Share Capital		Equity Reserves
	Number of issued and outstanding shares	Share capital	Contributed surplus(a)	Accumulated other comprehensive income (loss)(b)	Equity Reserves	Deficit attributable to equity holders of Aya Gold & Silver Inc.	Non- controlling interests	Total equity
		$	$	$	$	$	$	$
Balance as at December 31, 2024	130,770,053	323,148	26,152	(27,092)	(940)	(75,732)	5	246,481
Exercise of options	20,000	36	(16)	-	(16)	-	-	20
Share-based payments (Note 9)	-	-	4,604	-	4,604	-	-	4,604
	130,790,053	323,184	30,740	(27,092)	3,648	(75,732)	5	251,105
Net income	-	-	-	-	-	6,930	-	6,930
Other comprehensive income	-	-	-	1,663	1,663	-	-	1,663
Comprehensive loss	-	-	-	1,663	1,663	6,930	-	8,593
Balance as at March 31, 2025	130,790,053	323,184	30,740	(25,429)	5,311	(68,802)	5	259,698

Balance as at December 31, 2023	122,377,703	260,897	19,893	(7,826)	12,067	(52,243)	4,415	225,136
Exercise of options	95,000	184	(83)	-	(83)	-	-	101
Share-based payments (Note 9)	-	-	1,126	-	1,126	-	-	1,126
Share issuance (Note 8)	7,573,900	57,297	-	-	-	-	-	57,297
Share issue costs	-	-	-	-	-	(3,216)	-	(3,216)
	130,046,603	318,378	20,936	(7,826)	13,110	(55,459)	4,415	280,444
Net loss	-	-	-	-	-	(2,543)	(49)	(2,592)
Other comprehensive loss	-	-	-	(4,974)	(4,974)	-	-	(4,974)
Comprehensive loss	-	-	-	(4,974)	(4,974)	(2,543)	(49)	(7,566)
Balance as at March 31, 2024	130,046,603	318,378	20,936	(12,800)	8,136	(58,002)	4,366	272,878
a)Contributed surplus reserve records the cumulative amounts of compensation expense recognized under IFRS 2 Share-Based Payment with respect to share purchase options granted, shares purchase warrants, restricted share units and deferred share units issued but not yet exercised.
b)Accumulated other comprehensive income (loss) reserve records the gains and losses arising from the translation of the Corporation’s Financial Statements to the presentation currency.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	4
Condensed Interim Consolidated Statement of Cash Flows
(Expressed in thousands of US dollars - unaudited)

	Three-month periods ended March 31,
	2025	2024
Cash flows provided by (used in)	$	$
OPERATING ACTIVITIES
Net income (loss)	6,930	(2,592)
Adjustments for non-cash items
Share-based payments recorded in net income (loss) (Note 9)	4,349	1,126
Depreciation and depletion of property, plant, and equipment and mineral property	3,681	289
Accretion expense (Note 13)	42	30
Gain on foreign currency translation	(9,305)	233
Deferred income taxes	2,139	-
Change in fair value of options contracts (Note 16)	(24)	(37)
	7,812	(951)
Changes in working capital items (Note 17)	114	(2,785)
	7,926	(3,736)
INVESTING ACTIVITIES
Deposits to suppliers for capital expenditures	(1,407)	-
Acquisition of property, plant and equipment and mineral property (Note 5 and Note 17)	(6,728)	(26,435)
Additions to exploration and evaluation assets (Note 6 and Note 17)	(7,820)	(5,869)
	(15,955)	(32,304)
FINANCING ACTIVITIES
Repayment of lease liabilities	(100)	(113)
Proceeds from long-term debt (Note 7)	-	25,000
Payment of borrowing costs on long-term debt (Note 7)	(4,626)	-
Proceeds from exercise of options (Note 9)	20	101
Proceeds from share issuance (Note 8)	-	57,297
Share issue costs	-	(3,216)
	(4,706)	79,069

Effect of exchange rate changes on cash in foreign currencies	110	(2,320)

Net change in cash	(12,625)	40,709
Cash, beginning of period	30,944	49,830
Cash, end of period	18,319	90,539
Supplemental cash flow information (Note 17)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	5
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
1.  GENERAL INFORMATION
Aya Gold & Silver Inc. (the “Corporation or “Aya”) is a Canadian based precious metals mining corporation which focuses on the exploration, development, production and acquisition of precious metals mining projects. The Corporation is concentrated on producing silver and exploration activities at its flagship project, the Zgounder property through its 100% ownership of
Zgounder Millennium Silver Mine S.A (“ZMSM”). On December 29, 2024, the Corporation reached commercial production at the new Zgounder mill.  The Corporation also owns 85% of the Boumadine polymetallic project and is the sole owner of the permits related to the Amizmiz, Azegour, Zgounder Regional, Tirzzit and Imiter bis properties. All of these properties are located in the Kingdom of Morocco. The Corporation also owns through Algold Resources Ltd. (“Algold”), 75% of the Tijirit project located in Mauritania. All projects other than the Zgounder Mine are at the exploration and evaluation stage.
Aya’s registered office is located at 1320 boulevard Graham, suite 132, Mont-Royal, Quebec, Canada, H3P 3C8.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31 and it trades on the
Toronto Stock Exchange under the symbol “AYA” and on the OTCQX market under the symbol "AYASF".
2.  BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements of the Corporation have been prepared in accordance with International Accounting
Standard 34, "Interim Financial Reporting" of the IFRS Accounting Standards ("IFRS") as issued by the International Accounting
Standards Board ("IASB").
The Board of Directors approved and authorized for issue these consolidated financial statements on May 12, 2025.
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for:
(i)Option contracts, which are accounted for at fair value;
(ii)Share-based payment arrangements, which are measured at fair value on grant date;
(iii)Asset retirement obligations, which are measured at the discounted estimated cost of future remediation;
(iv)Lease liabilities, which are initially measured at the present value of minimum lease payments; and
(v)Non-controlling interest which is initially measured at the proportionate share of the acquiree’s identifiable net assets as at the date of acquisition.
3.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS
Material accounting policies
These condensed interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2024.
Functional and presentation currency
The functional currency of Aya Gold & Silver Inc. is the Canadian dollar. The functional currency of the Corporation and its subsidiaries has remained unchanged during the reporting period. The Corporation’s presentation currency is the US dollar.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	6
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
4.  INVENTORIES

	March 31, 2025	December 31, 2024
	$	$
Mining supplies	12,599	11,094
Silver bars	4,915	2,636
Sliver in concentrate	-	1,187
Silver in circuit	602	545
Ore stockpile	9,690	11,927
	27,806	27,389
For the three-month period ended March 31, 2025, the Corporation recognized $21,767 ($3,852 for the three-month period ended March 31, 2024) of inventory costs in the cost of sales.
5.  PROPERTY, PLANT AND EQUIPMENT AND MINERAL PROPERTY
The majority of properties, plant and equipment and mineral property are located in Morocco and are related to the Zgounder mine. As at March 31, 2025, the Corporation determined that there was no material events or changes in circumstances indicating that the carrying amount of property, plant and equipment may not be recoverable.

	Mining equipment	Mining assets in production	Assets under construction	Right-of-use assets	Total
	$	$	$	$	$
Cost
As at January 1, 2024	3,381	61,292	113,614	1,311	179,598
Additions	646	12,158	55,737	612	69,153
Disposals	(237)	(392)	-	-	(629)
Transfer	7,232	146,000	(153,232)	-	-
Borrowing costs (Note 7)	71	8,872	-	-	8,943
Asset retirement obligation	-	355	-	-	355
Foreign exchange	(234)	(4,469)	(281)	(249)	(5,233)
As at December 31, 2024	10,859	223,816	15,838	1,674	252,187

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	7
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
5.  PROPERTY, PLANT AND EQUIPMENT AND MINERAL PROPERTY (continued)

	Mining equipment	Mining assets in production	Assets under construction	Right-of-use assets	Total
	$	$	$	$	$
As at January 1, 2025	10,859	223,816	15,838	1,674	252,187
Additions	289	2,361	2,082	83	4,815
Transfers	200	5,662	(5,862)	-	-
Asset retirement obligation	-	233	-	-	233
Foreign exchange	503	10,379	547	40	11,469
As at March 31, 2025	11,851	242,451	12,605	1,797	268,704
Accumulated depreciation
As at January 1, 2024	430	17,455	-	211	18,096
Transfers	1,578	(1,578)	-	-	-
Depreciation	1,158	2,043	-	303	3,504
Disposals	(27)	-	-	-	(27)
Foreign exchange	(67)	(520)	-	(4)	(591)
As at December 31, 2024	3,072	17,400	-	510	20,982
Depreciation	333	3,320	-	85	3,738
Foreign exchange	145	783	-	19	947
As at March 31, 2025	3,550	21,503	-	614	25,667
Carrying amounts
At December 31, 2024	7,787	206,416	15,838	1,164	231,205
At March 31, 2025	8,301	220,948	12,605	1,183	243,037
Assets under construction at March 31, 2025 are located in Morocco and represent expenditures for the construction and development of assets which the Corporation intends to put into production by the end of 2025.
Since July 1, 2023, all mining assets in production are amortized over the expected mineral reserve as reported in the
Feasibility Study on the Zgounder Silver Mine published on June 16, 2022.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	8
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6.  EXPLORATION AND EVALUATION ASSETS
During the three-month period ended March 31, 2025 and the year December 31, 2024, changes in exploration and evaluation assets were as follows:

	March 31, 2025	December 31, 2024
	$	$
Rights on mining properties
Balance, beginning of the period	5,554	24,114
Impairment	-	(18,276)
Additions	-	223
Foreign exchange	222	(507)
Balance, end of the period	5,776	5,554

Deferred exploration and evaluation expenses
Balance, beginning of the period	62,350	35,898
Impairment	-	(9,074)
Additions:
Drilling, Sampling, Geology, and others	8,906	36,841
Foreign exchange	3,120	(1,315)
Balance, end of the period	74,376	62,350

Total	80,152	67,904
All exploration and evaluation assets are located in Morocco and relate to the Boumadine, Imiter Bis, Azegour, Tirzzit, and
Zgounder Regional projects. The following schedule represents the Corporation’s exploration and evaluation expenses:

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	9
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6.  EXPLORATION AND EVALUATION ASSETS (continued)

	March 31, 2025
		Boumadine	Zgounder Regional	Tirzzit	Others	Total
		$	$	$	$	$
Opening Balance		53,720	6,991	4,845	2,348	67,904
Drilling, sampling, geology, and others		8,498	311	-	97	8,906
Foreign exchange		2,874	296	68	104	3,342
Closing Balance		65,092	7,598	4,913	2,549	80,152

	December 31, 2024
	Boumadine	Zgounder Regional	Tirzzit	Tijirit	Others	Total
	$	$	$	$	$	$
Opening Balance	22,926	4,112	4,817	26,489	1,668	60,012
Additions to mining rights	223	-	-	-	-	223
Impairment on mining rights	-	-	-	(18,276)	-	(18,276)
Impairment on exploration and evaluation assets	-	-	-	(9,074)	-	(9,074)
Drilling, sampling, geology, and others	31,641	2,974	360	1,024	842	36,841
Foreign exchange	(1,069)	(95)	(332)	(163)	(163)	(1,822)
Closing Balance	53,721	6,991	4,845	-	2,347	67,904
Tijirit project
In December 2023, the Corporation provided a feasibility report for its Tijirit gold project to the government of Mauritania, as required by the obligations stated in the mining permit. The results of the feasibility study demonstrated a project with good economics but with a short mine life.
The Corporation engaged with the Mauritanian government to seek an additional three-year extension to start construction to allow for further exploration and extend the life of mine. In December 2024, the Mauritanian government made a unilateral decision to grant a 6-month extension ending in June 2025.
This decision by the Mauritanian government renders the validity of the mining permit post June 2025 uncertain. Given the decision of the government, the Corporation decided to abandon the Tijirit project.
The Corporation deemed the recoverable amount of the Tiijirit project to be $nil and an impairment loss of $27,350 on the
Tijirit exploration and evaluation asset was recorded as of December 31, 2024.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	10
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
7.  LONG-TERM DEBT
On January 19, 2023, the Corporation entered into a credit agreement for a secured project financing facility with the European
Bank for Reconstruction and Development (“EBRD”) (the “Facility”) to provide financing for the Zgounder expansion (see note
5) of up to $100,000.
The loan consists of a $92,000 loan provided by the EBRD (“EBRD Tranche”) and an $8,000 tranche (pari-passu with the EBRD)
by the Climate Investment Funds (“CTF”) (“CTF Tranche”), managed by the EBRD. Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% for the EBRD Tranche and 1% for the CTF Tranche. Payments are made bi-annually in
January and July.
All debts under the loan are guaranteed by the Corporation and its subsidiaries and secured by the assets of the Corporation and pledges of the securities of the Corporation's subsidiary, ZMSM. The loan is subject to adherence to debt covenants. As at
March 31, 2025, ZMSM was in compliance with its financial covenants.
The long-term debt has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the long-term debt using the effective interest rate method.
In addition, a cost overrun account of $18,000 is funded and included in restricted cash and has been since inception of loan.
Once the expansion has reached financial completion, as defined in the credit agreement, the cost overrun account will be liberated and replaced with a Debt Service Reserve Account (“DSRA”) and a balance up to $16,250 which will be considered restricted cash.

	March 31,2025	December 31, 2024
	$	$
Balance, beginning of the period	99,928	59,622
Drawdown in cash	-	40,000
Payments on interest and fees	(4,626)	(6,526)
Interest expense	2,714	9,456
Gain resulting from the change in expected cash flows	-	(430)
Transaction costs	-	(2,194)
Balance, end of the period	98,016	99,928
Current portion of long-term debt	(14,286)	-
Interest payable and commitment charges, presented in accounts payable and accrued liabilities	(2,016)	(4,411)
Long-term debt	81,714	95,517
The loan includes a two-year principal grace period. The first principal payment is scheduled for January 2026. The repayments related to the long-term debt and accrued interest for the forthcoming years are as follows

$
2025	2,016
2026	28,571
2027	28,571
2028	28,571
2029	10,287
Total	98,016

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	11
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
8.  SHARE CAPITAL
Authorized
Unlimited number of common shares without par value.
Common Shares
As at March 31, 2025, the Corporation had 130,790,053 issued and outstanding common shares (December 31, 2024 -
130,770,053).
Transactions during the three-month period ended March 31, 2025:
•A total of 20,000 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$29 ($20)
and ascribed value reclassification of C$23 ($16) from contributed surplus to share capital.
During the period in which the options were exercised, the Corporation’s share price was C$11.74 ($8.14).
Transactions during the three-month period ended March 31, 2024:
•On February 14, 2024 the Corporation closed its bought deal financing and issued 7,573,900 common shares at a price of C$10.25 per share for total consideration of C$77,632 ($57,297).
•A total of 95,000 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$136 ($101)
and ascribed value reclassification of C$111 ($83) from contributed surplus to share capital.
During the period in which the options were exercised, the Corporation’s minimum market share price was C$9.75 ($7.20)
while the maximum was C$10.43 ($7.72).
9.  SHARE-BASED PAYMENTS
Share purchase options
The Corporation’s incentive share purchase option plan (the “Plan”) which provides that the Board of Directors of the
Corporation may, from time to time, in its discretion, and in accordance with the TSX policies, grant to directors, officers, employees and consultants to the Corporation, non-transferable share purchase options to purchase common shares of the
Corporation, provided that the number of common shares issuable under the Plan, combined with the number of common shares issuable under all share compensation arrangements, shall not exceed 10% of the outstanding common shares as at the date of any grant of options. The vesting period for the share purchase options is determined at the discretion of the
Corporation’s Board of Directors at the time the share purchase options are granted. The stock options granted prior to 2024 were vested on an annual pro-rata basis over three years with one-third vesting on the date of grant for which accelerated compensation expense was recorded. The stock options granted in 2024 are vested on an annual pro-rata basis evenly over three years for which accelerated compensation expense is recorded.
The outstanding share purchase options and their exercise price in Canadian dollars as at March 31, 2025 and as at December
31, 2024 are summarized as follows:

	Three-month period ended		Year ended
	March 31, 2025		December 31, 2024
	Number	C$ (1)	Number	C$ (1)
Balance, beginning of the period	9,589,451	9.02	5,101,401	2.07
Granted	-	—	5,000,000	15.63
Exercised	(20,000)	1.43	(511,950)	4.43
Balance, end of the period	9,569,451	9.03	9,589,451	9.02
Exercisable	4,569,451	1.81	4,589,451	1.81
(1)Weighted average exercise price in Canadian dollars.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	12
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9.  SHARE-BASED PAYMENTS (continued)
The following table reflects the share purchase options that could be exercisable for an equal number of common shares:

	March 31, 2025
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,121,484	4,121,484	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	5,000,000	-	15.63
	9,569,451	4,569,451

	December 31, 2024
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,141,484	4,141,484	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	5,000,000	-	15.63
	9,589,451	4,589,451
The fair value of share purchase options granted was determined using the Black & Scholes valuation model based on the following weighted average assumptions:

August 23, 2024

Weighted average fair value of awards	6.57 C$
Market share price	15.85 C$
Grant option exercise price	15.63 C$
Volatility	39.7% - 45.1%
Risk-free rate	2.92%
Dividend yield	0%
Expected life	4.0 - 5.7
Share-based payments of $3,447 were recognized during the three-month period ended March 31, 2025 of which $57 was capitalized to property, plant and equipment, $146 was capitalized to exploration and evaluation assets, $189 was included in cost of sales and $3,055 was included in general and administrative expenses related to options granted during the current year. No options were granted during the three-month period ended March 31, 2024 and a share-based payment expense of
$nil was recognized during the three-month period ended March 31, 2024.
Restricted share units
The RSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the
Corporation’s issued and outstanding common shares, less any shares reserved for issuance under the Plan and the DSU Plan.
The RSUs are time-based awards and all the amount of RSUs granted will vest upon the continuous employment of the
Participants on the third anniversaries of the RSU grant, starting from the date of the grant or such other period not exceeding three years determined by the Board of Directors.
Pursuant to the terms of the RSU Plan, Participants will receive, upon vesting of the RSUs, either cash or common shares of the
Corporation issued from treasury. The outstanding RSUs as at March 31, 2025 and as at December 31, 2024 are as follows:

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	13
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9.  SHARE-BASED PAYMENTS (continued)

	Three-month period ended		Year ended
	March 31, 2025		December 31, 2024
	Number	C$(2)	Number	C$(2)
Balance, beginning of the period	1,120,750	9.97	982,328	9.52
Granted	384,141	11.42	450,006	10.13
Settled	-	-	(306,500)	8.77
Forfeited	(5,878)	10.50	(5,084)	10.19
Balance, end of the period	1,499,013	10.34	1,120,750	9.97
Vested	-	-	-	-
(2)Weighted average fair value in Canadian dollars at grant date.
Share-based payments of $884 were recognized during the three-month period ended March 31, 2025 of which $11 was capitalized to property, plant and equipment, $41 was capitalized to exploration and evaluation assets, $116 was included in cost of sales and $716 was included in general and administrative expenses ($836 during the three-month period ended March
31, 2024 included in general and administrative expenses).
Deferred share units
The DSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the
Corporation’s issued and outstanding common shares, less any shares reserved for issuance under the Plan and the RSU Plan.
The DSUs are time-based awards and all the amount of DSUs granted will be settled on termination of service.
Pursuant to the terms of the DSU Plan, Directors will receive, on the second December after the termination date, common shares of the Corporation issued from treasury. The outstanding DSU’s as at March 31, 2025 and as at December 31, 2024 are
as follows:

	Three-month period ended		Year ended
	March 31, 2025		December 31, 2024
	Number	C$(3)	Number	C$(3)
Balance, beginning of the period	457,124	9.85	328,512	8.41
Granted	32,915	10.56	128,612	13.53
Balance, end of the period	490,039	9.90	457,124	9.85
Exercisable	37,503	9.50	37,503	9.50
(3)Weighted average fair value in Canadian dollars at grant date.
Share-based compensation payments of $273 were recognized in general and administrative expenses during the three-month period ended March 31, 2025 ($290 during the three-month period ended March 31, 2024).
10.  SEGMENTED INFORMATION
All of the Corporation’s operations are within the mining industry and its major products are precious metals ingots and concentrate which are refined or smelted into pure silver and sold to global metal brokers. An operating segment is defined as a component of the Corporation that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s executive management; and
•For which discrete financial information is available.
For the three-month period ended March 31, 2025, the Corporation's operating segments include the production segment, with its Zgounder silver project in Morocco. All other properties are in the "non-producing properties" segment (i.e. referred to as
Exploration, evaluation and development segment) for the three-month periods ended March 31, 2025 and 2024. Corporate

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	14
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
10.  SEGMENTED INFORMATION (continued)
consists primarily of the Corporation’s corporate assets including cash and corporate expenses which are not allocated to operating segments.
Management evaluates segment performance based on segment operating income (loss). Therefore, finance income and expense items and income taxes are not allocated to the segments. Significant information relating to the Corporation’s operating segments is summarized in the tables below.

	March 31, 2025
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production	247,114	305,773	144,870
Exploration, evaluation, and development	80,571	82,708	10,812
Corporate	18,000	30,472	3,573
Total per consolidated statement of financial position	345,685	418,953	159,255

	December 31, 2024
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production	236,733	282,794	138,968
Exploration, evaluation, and development	68,836	73,370	10,975
Corporate	17,998	43,943	3,683
Total per consolidated statement of financial position	323,567	400,107	153,626
As at March 31, 2025, all production and exploration, evaluation and development segments are located in Morocco, except for one exploration, evaluation and development segment that is located in Mauritania, that has total assets of $3 (December 31,
2024 - $8) and total liabilities of $167 (December 31, 2024 - $166). Corporate is based in Canada.

Three-month periods ended March 31, 2025 and 2024		Revenue	Cost of sales	G&A expenses	Operating income (loss)
		$	$	$	$
Production (Zgounder Silver Mine)	2025	33,831	23,584	766	9,481
	2024	5,077	4,741	285	51
Exploration	2025	-	-	50	(50)
	2024	-	-	176	(176)
Corporate unallocated costs	2025	-	-	6,103	(6,103)
	2024	-	-	2,744	(2,744)
Consolidated	2025	33,831	23,584	6,919	3,328
	2024	5,077	4,741	3,205	(2,869)
Corporate is mainly unallocated items from the Corporation's head office that comprises of corporate assets (mainly cash and restricted cash), liabilities and expenses for the three-month periods ended March 31, 2025 and 2024.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	15
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
11.  ADDITIONAL INFORMATION ON THE NATURE OF REVENUE FROM SILVER SALES
The following is a breakdown of the nature of revenue included in silver sales for the three-month periods ended March 31,
2025 and 2024:

	Three-month periods ended
	March 31,
Revenue from sales	2025	2024
	$	$
Ingots	28,874	2,631
Silver concentrate	5,410	2,811
Less: treatment, smelting, and refining costs	(453)	(365)
	33,831	5,077
The Corporation’s sales are with two clients (2024 – two clients) located in Switzerland.
12.  ADDITIONAL INFORMATION ON THE NATURE OF COST OF SALES
The following is a breakdown of the nature of cost of sales for the three-month periods ended March 31, 2025 and 2024:

	Three-month periods ended
	March 31,
Cost of sales	2025	2024
	$	$
Production costs	18,354	4,250
Share-based payments (Note 9)	305	-
Freight outbound	272	74
Royalties	1,015	149
Depreciation and depletion	3,638	268
	23,584	4,741

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	16
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
13.  ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE INCOME (LOSS) COMPONENTS
The following is a breakdown of the nature of expenses included in general and administrative expenses and finance expense for the three-month periods ended March 31, 2025 and 2024:

	Three-month periods ended
	March 31,
General and administrative expenses	2025	2024
	$	$
Salaries and benefits	1,123	721
Share-based payments (Note 9)	4,044	1,126
Consulting fees	574	540
Investor relations	277	325
Depreciation	43	21
Office	289	212
Professional fees	559	227
Reporting issuer costs	10	33
	6,919	3,205

	Three-month periods ended
	March 31,
Finance income (expense)	2025	2024
	$	$
Change in fair value of options contracts	24	37
Interest (expense) income	(2,206)	800
Gain (loss) on foreign exchange	9,560	(233)
Accretion expense	(42)	(30)
	7,336	574

	Three-month periods ended
	March 31,
Expenses recognized for employee benefits (including capitalized amounts)	2025	2024
	$	$
Salaries and fringe benefits	4,527	3,491
Share-based payments (Note 9)	4,331	1,126
	8,858	4,617

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	17
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
14.  CAPITAL MANAGEMENT
The Corporation defines capital as long-term debt and total equity. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal.
Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at March 31, 2025 managed capital is $355,693 (December 31, 2024 - $341,993) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the
Corporation’s capital management approach during the year.

	March 31,	December 31,
	2025	2024
	$	$
Long-term debt (including current portion)	96,000	95,517
Total equity before non-controlling interest	259,693	246,476
	355,693	341,993
15.  FINANCIAL RISK MANAGEMENT
The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. There were no changes to the financial objectives, policies and processes during the three-month periods ended March 31, 2025 and
2024. The Corporation’s main financial risks exposure and its financial risks management policies are as follows:
Credit risk
Credit risk refers to the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations.
The Corporation’s financial assets exposed to credit risk are primarily composed of cash, accounts receivable, deposits in trust, and restricted cash. The Corporation’s cash and restricted cash are mostly held with reputable Canadian or Moroccan banks.
Credit risk arises from the possibility that its customers may experience financial difficulties and be unable to fulfil their obligations. The Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with only creditworthy counterparties to mitigate the risk of financial loss from defaults. The Corporation monitors the credit risk of customers through credit rating reviews and constant communication with customers. The Corporation establishes an allowance for expected credit losses taking into account the credit risk of specific customers, historical trends and other information. For the three-month periods ended March 31, 2025 and 2024, the Corporation sells its ingots and silver concentrated ore to a limited number of large customers and has never experienced a credit loss. Consequently, credit risk is considered to be limited. In management's opinion, the maximum credit risk exposure for all of the Corporation's current financial assets is the carrying value of those assets.
Commodity price risk
The Corporation’s profitability is exposed to commercial risks notably those linked to the price of silver. The Corporation does not have financial instruments to hedge exposures to silver price fluctuations

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	18
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15.  FINANCIAL RISK MANAGEMENT (continued)
Liquidity risk
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due.
The Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the
Corporation. The organization has instituted a comprehensive planning and budgeting process designed to ascertain the financial resources necessary to sustain its standard operational requirements and developmental initiatives. Over the years, the Corporation generates cash flow from its financing activities.
As part of its $100,000 financing with EBRD (Note 7), the Corporation is required to maintain $18,000 in restricted cash for a
Cost Overrun Facility (“COF”) to cover potential cost overruns on the Zgounder project. Upon Project Completion, as defined in the credit agreement, any unused portion of the COF may be reallocated to fund the $16,250 Debt Service Reserve Account
(“DSRA”). Upon the start of commercial production phase of the new Zgounder mill effective at the end of 2024, the
Corporation currently intends to take into account the anticipated cash flows generated from operational activities to contribute to its business commitments.
The following are the contractual maturities of financial liabilities and other liabilities, including interest that is included in accounts payable as at March 31, 2025:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	55,023	55,023	55,023	-	-
Long-term debt (excluding interest)	96,000	100,000	14,286	28,571	57,143
Balance of purchase price payable	1,552	1,552	1,552	-	-
Lease liabilities	1,440	1,680	390	349	941
	154,015	158,255	71,251	28,920	58,084
The following are the contractual maturities of financial liabilities as at December 31, 2024:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	51,351	51,351	51,351	-	-
Long-term debt (excluding interest)	95,517	100,000	-	28,571	71,429
Balance of purchase price payable	1,483	1,483	1,483	-	-
Lease liabilities	1,403	1,650	356	330	964
	149,754	154,484	53,190	28,901	72,393
Foreign currency risk
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for AGSM, ZMSM, BGM and AGS, for which the functional currency is the Moroccan dirham, and for TIREX and ALGOLD S.A.R.L., for which the functional currency is the Mauritanian Ouguiya.
Transactions related to the Corporation’s exploration and evaluation activities are mainly denominated in Moroccan dirhams.
Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below.
The Corporation enters into option contracts to mitigate some of the risk of fluctuations in the exchange rate of its holdings of
US dollars. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive income (loss). The
Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	19
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15.  FINANCIAL RISK MANAGEMENT (continued)
foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
The fair value of option contracts, which represents the amount that would be received/(paid) by the Corporation if the contracts were terminated at March 31, 2025 was $nil (December 31, 2024 - $42).
Balances in the table below are dominated in US dollars, the presentation currency of the Corporation:

March 31, 2025	USD	EUR	CAD	MAD	Total
	$	$	$	$	$
Cash	4,587	185	-	-	4,772
Accounts receivable	10,966	-	-	-	10,966
Restricted cash	18,000	-	-	-	18,000
Current portion of long-term debt	(14,286)	-	-	-	(14,286)
Long-term debt	(85,714)	-	-	-	(85,714)
Accounts payable and accrued liabilities	(3,583)	(1,158)	(438)	-	(5,179)
Balance of purchase price payable	-	-	-	(1,553)	(1,553)
	(70,030)	(973)	(438)	(1,553)	(72,994)

December 31, 2024	USD	EUR	CAD	MAD	Total
	$	$	$	$	$
Cash	7,774	179	-	-	7,953
Accounts receivable	1,053	-	-	-	1,053
Restricted cash	18,000	-	-	-	18,000
Long-term debt	(100,000)	-	-	-	(100,000)
Accounts payable and accrued liabilities	(5,514)	(1,060)	(666)	-	(7,240)
Balance of purchase price payable	-	-	-	(1,483)	(1,483)
	(78,687)	(881)	(666)	(1,483)	(81,717)
The impact on net income (loss) and equity of a 10% increase or decrease in foreign currencies on the Corporation’s financial instruments based on balances on March 31, 2025 would be approximately $7,299 (December 31, 2024 - $8,172).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	20
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
16.  FINANCIAL INSTRUMENTS
The classification of financial instruments is summarized as follows, as at March 31, 2025 and 2024:

Financial Assets	Classification	March 31, 2025	December 31, 2024
		$	$
Cash	Financial assets at amortized cost	18,319	30,944
Accounts receivable	Financial assets at amortized cost	11,645	1,827
Deposit in trust	Financial assets at amortized cost	698	695
Restricted cash	Financial assets at amortized cost	18,257	18,246
		48,919	51,712

Financial Liabilities	Classification	March 31, 2025	December 31, 2024
		$	$
Current portion of long-term debt (Note 7)	Financial liabilities at amortized cost	14,286	-
Long-term debt (Note 7)	Financial liabilities at amortized cost	81,714	95,517
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	55,023	51,351
Balance of purchase price payable	Financial liabilities at amortized cost	1,552	1,483
		152,575	148,351

Financial Assets	Classification	March 31, 2025	December 31, 2024
		$	$
Option contracts	Fair value through profit & loss	-	42
		-	42
Fair value of financial instruments
Current financial instruments that are not measured at fair value consist of by cash, accounts receivable, deposit in trust, restricted cash, accounts payable and accrued liabilities, balance of purchase price payable and long-term debt. Their carrying values are considered a reasonable approximation of their fair value because of their short-term maturity. The long-term debt is predominantly subject to a variable interest rate. As a result, the carrying value is considered to be its fair value.
Fair value hierarchy
The following table classifies financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:
Level 1:Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3:Inputs for the asset or liability that are not based on observable market data.
As at March 31, 2025, the instruments measured at fair value was $nil.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	21
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
16.  FINANCIAL INSTRUMENTS (continued)
As at December 31, 2024, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	42	-	42
The Corporation’s foreign currency option contracts are not traded in active markets. The fair value of these instruments has been determined using observable forward exchange rates. The effects of non-observable inputs are not significant for foreign contract positions.
17.  SUPPLEMENTAL CASH FLOW INFORMATION

	Three-month periods ended March 31,
	2025	2024
	$	$
Accounts receivable	(9,512)	(386)
Sales tax receivable	232	4,383
Income tax receivable	889	-
Inventories	841	(2,644)
Prepaid expenses and security deposits	440	(27)
Accounts payable and accruals	6,891	(275)
Income tax payable	333	(3,836)
Changes in working capital items	114	(2,785)
Non-cash transactions
Additions of new lease right-of-use assets	83	48
Addition of new lease liabilities	(83)	(48)
Net change in deposits to suppliers for capital expenditures	2,111	4,483
Change in accounts payable and accrued liabilities related to PP&E	(4,175)	(6,233)
Change in accounts payable and accrued liabilities related to E&E assets	899	(265)
Share-based compensation in PP&E additions	68	-
Share-based compensation in E&E additions	187	-

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	22
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
18.  INCOME (LOSS) PER COMMON SHARE
Basic income or loss per share is the net income or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net income or loss per share adjusts basic net income per share for the effects of potential dilutive common shares such as options, RSUs and DSUs.
The calculations for basic and diluted income per share for the three-month periods ended March 31, 2025 and 2024 are as follows:

	Three-month periods ended March 31,

	2025	2024
	$	$
Net income (loss)	6,930	(2,592)
Weighted average number of shares – basic	130,785,386	126,277,806
Impact of dilutive securities
Stock options, RSUs and DSUs	5,861,483	-
Weighted average number of shares – diluted	136,646,870	126,277,806
Income (loss) per share - basic	0.05	(0.02)
Income (loss) per share - diluted	0.05	(0.02)
Weighted average number of shares - diluted excludes the effects of 5,000,000 share purchase options as at March 31, 2025 as they were anti-dilutive (March 31, 2024 -  5,006,401 share purchase options, 1,419,835 restricted share units, and 361,921 deferred share units were excluded).
19.  RELATED PARTY TRANSACTIONS
During the three-month periods ended March 31, 2025 and 2024, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Group, La Salle Inc., a company owned by the
President and Chief Executive Officer, in the amount of $216 for the three-month period ended March 31, 2025 ($238 for the three-month period ended March 31, 2024). As at March 31, 2025, $107 (December 31, 2024 - $758) was due to that company.
Remuneration of key management personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During three-month periods ended March 31, 2025 and 2024 the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended March 31,
	2025	2024
	$	$
Salaries and benefits	350	301
Management consulting and professional fees	303	328
Share-based compensation	3,304	806
	3,957	1,435

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q1-2025	23
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
20.  SUBSEQUENT EVENTS
•On April 16, 2025, the Corporation completed a strategic transaction with Mx2 Mining Inc. ("Mx2") involving the transfer of full ownership of the Amizmiz Gold Project in Morocco. In connection with the transaction, Mx2 completed a C$16 million private placement, in which the Corporation invested C$1 million (deposit in trust of $698 as at March 31, 2025).
Following the closing, Aya holds a 42.3% equity interest in Mx2 and has appointed two representatives—President &
CEO Benoit La Salle and CFO Ugo Landry-Tolszczuk—to Mx2’s Board of Directors.
The transaction provides Aya with indirect exposure to the exploration potential of Amizmiz while allowing it to focus on its core operations. Mx2 has also established an operational presence in Morocco, including a dedicated exploration team and office in Marrakech.
•On May 12, 2025, the Corporation announced that it has received final internal approval by the Board of Directors of the
EBRD, for a proposed $25 million secured credit facility (the “Facility”). The proceeds of the Facility are intended to support the development of the Corporation’s Boumadine polymetallic project and enhance financial flexibility as part of
Aya’s growth strategy in Morocco.
The Facility remains subject to: (i) negotiation and finalization of definitive agreements; and (ii) customary closing conditions, including security arrangements and regulatory compliance.
The proposed two-year term Facility is expected to be structured as a secured bullet payment loan with a 5.00% interest margin, semi-annual interest payments, and customary fees.
The Facility will be used to support Aya’s balance sheet and continue the development of its high-grade Boumadine polymetallic project.